EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Entity Name	Jurisdiction

KnowledgePoint, LLC	Delaware, United States
Taleo (Canada) Inc.	Quebec, Canada
Taleo Group (Netherlands) B.V. fka Taleo (Europe) B.V.	Netherlands
Taleo Group (France) SAS fka Taleo (France) SAS	France
Taleo (UK) Limited	United Kingdom
Taleo (Singapore) Pte. Ltd.	Singapore
Taleo (Australia) Pty. Limited	Australia
Vurv Technology Australia Pty Ltd	Australia
Vurv Technology LLC	Delaware, United States
Vurv Technology SAS	France
Worldwide Compensation, Inc.	California, United States
Learn.com LLC	Delaware, United States
Learn.com Ltd. (UK)	United Kingdom
Cytiva LLC	California, United States
Taleo Europe B.V.	Netherlands
Taleo (Germany) Gmbh Taleo France SAS Taleo Spain SL Taleo Poland S.p Z.o.o. Jobpartners USA Inc. Jobpartners Limited Taleo Group (UK) Limited fka Taleo (UK) Limited	Germany France Spain Poland Delaware, United States United Kingdom United Kingdom